May 19, 2022

Computershare
324-8th Avenue SW, 8th floor
Calgary AB, T2P 2Z2
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: KOLIBRI GLOBAL ENERGY INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	June 13, 2022
Record Date for Voting (if applicable) :	June 13, 2022
Beneficial Ownership Determination Date :	June 13, 2022
Meeting Date :	July 19, 2022
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON CLASS	50043K406	CA50043K4063
COMMON US RESTRICTED	50043K505	US50043K5056

Sincerely,

Computershare
Agent for KOLIBRI GLOBAL ENERGY INC.